HUNTINGTON ASSET SERVICES, INC.
2960 N. Meridian St., Suite 300
Indianapolis, IN 46208

October 28, 2011

EDGAR CORRESPONDENCE

Deborah O’Neal-Johnson, Esq.
Counsel
Securities and Exchange Commission
450 5th Street, NW, 5-6
Washington, DC  20549

Re: Unified Series Trust (SEC File Nos. 811-21237 and 333-100654)

Dear Ms. O’Neal-Johnson:

On October 20, 2011, we filed Post-Effective Amendment (“PEA”) No. 199 to the registration statement on Form N-1A of Unified Series Trust (the “Trust”) in respect of two proposed new series, the 1492 Small Cap Growth and 1492 Small Cap Value Funds.  PEA No. 199 indicated that the filing was to become effective 60 days after filing, which is incorrect as these are new series.  We would like to correct this error in the filing and confirm that we propose that PEA 199 become effective 75 days after filing to permit sufficient time for review by the Staff.

Please call Dee Anne Sjögren at (314) 552-6295 if you have any questions regarding this correspondence.

Sincerely,
/s/ Carol J. Highsmith
Carol J. Highsmith
Vice President